SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Investor Update

São Paulo, December 9, 2007 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., provides its updated investor guidance for the fourth quarter 2007 (4Q07) and full year 2007.

Current News

GOL and VRG have recently added service to the following city pairs:

City Pair	Weekly	Start Date
Frequencies
São Paulo (Guarulhos) – Vitória	7x	01-oct-07
Vitória - Rio de Janeiro (Galeão)	7x	01-oct-07
Belo Horizonte (Confins) - Rio de Janeiro (Galeão)	7x	01-oct-07
Rio de Janeiro (Galeão) – Florianópolis	7x	01-oct-07
Florianópolis - Rio de Janeiro (Galeão)	7x	01-oct-07
Rio de Janeiro (Galeão) – Goiânia	7x	01-oct-07
Goiânia - Rio de Janeiro (Galeão)	7x	01-oct-07
Rio de Janeiro (Galeão) - Belo Horizonte (Confins)	7x	01-oct-07
Belo Horizonte (Confins) – Curitiba	7x	01-oct-07
Curitiba - Porto Alegre	7x	01-oct-07
Rio de Janeiro (Galeão) – Vitória	7x	02-oct-07
Vitória - São Paulo (Guarulhos)	7x	02-oct-07
Porto Alegre – Curitiba	7x	02-oct-07
Curitiba - Belo Horizonte (Confins)	7x	02-oct-07
São Paulo (Congonhas) - Caxias do Sul	7x	16-oct-07
Caxias do Sul - São Paulo (Congonhas)	7x	16-oct-07
São Paulo (Guarulhos) – Florianópolis	7x	01-nov-07
Florianópolis - São Paulo (Guarulhos)	7x	01-nov-07
Florianópolis – Brasília	7x	01-nov-07
Brasília – Salvador	7x	01-nov-07
Salvador – Maceió	7x	01-nov-07
Maceió – Salvador	7x	01-nov-07
Salvador – Brasília	7x	01-nov-07
Brasília – Florianópolis	7x	01-nov-07
Rio de Janeiro (Galeão) – Campinas	7x	19-nov-07
Campinas - Rio de Janeiro (Galeão)	7x	19-nov-07
Rio de Janeiro (Galeão) - Porto Alegre	14x	19-nov-07
Porto Alegre - Rio de Janeiro (Galeão)	14x	19-nov-07
Rio de Janeiro (Galeão) - São José dos Campos	7x	21-nov-07
São José dos Campos - Rio de Janeiro (Galeão)	7x	22-nov-07
São Paulo (Guarulhos) - Buenos Aires	35x	03-dec-07
Buenos Aires - São Paulo (Guarulhos)	35x	03-dec-07
Rio de Janeiro (Galeão) - Buenos Aires	21x	04-dec-07
Buenos Aires - Rio de Janeiro (Galeão)	21x	04-dec-07

Specific details regarding frequency and start dates can be found on the websites www.voegol.com.br and www.varig.com

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Capacity

Capacity Growth (Year over year percentage growth rate; consolidated figures)	4Q07	FY 2007
Available Seat Kilometers (ASK)	78%	76%

ASKs by Aircraft Type	4Q07		FY2007
	(quarter average)		(full year average)
(Percentage of Total ASKs)	B737	B767	B737	B767
Available Seat Kilometers (ASK) - as a	87%	13%	92%	8%
percentage of total ASKs (%)

GOL’s average stage length is projected to be approximately 980 kilometers in the 4Q07 versus 885 kilometers in the 4Q06, and approximately 970 kilometers for the full year 2007 versus 832 kilometers for the previous year.

Aircraft Delivery Schedule

As of November 30, 2007, GOL’s fleet was comprised of 97 Boeing 737 aircraft and 5 Boeing 767s and had on order 64 aircraft for Boeing 737-800s with options to acquire additional 34 aircraft. The 2007 delivery schedule and related financings are:

B737-800 SFP firm	Committed Financing
	Mortgage (Exim)	Sale/Leaseback
4Q07	2	5
Total at Year End	11	12

During the fourth quarter, GOL plans to receive into its consolidated fleet 17 aircraft, including 11 Boeing 737-800s and six Boeing 767-300s, and initiated the return of eight Boeing 737-300s.

Passenger Revenue per Available Seat Kilometer (PRASK)

(Estimated year over year percentage change; consolidated figures)	4Q07	FY 2007
Estimated PRASK (R$ cents)	-8 - 10%	-22 - 24%

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Fuel Hedges

The Company continues to enter into advanced fuel derivative agreements to reduce its exposure to fluctuations in fuel price. Currently, the agreements covering 2007 are:

	Liters Hedged	Price
(Est. % of consumption)
4Q07	200 million (57%)	HO collars and WTI collars and caps with an average estimated crude oil equivalent price of US$85/bbl

	4Q07	FY 2007
Estimated Fuel Liters Consumed (mm)	350	1,190
Estimated Average Fuel Price per Liter (R$)	1.67	1.65

Cost per Available Seat Kilometer (CASK)

(Estimated year over year percentage decreases; consolidated figures; USGAAP)	4Q07	FY 2007
Estimated CASK at assumed fuel cost	-5 - 6%	-9 - 10%
Estimated CASK ex-fuel	-8 - 10%	-8 - 10%

Operating Margin

(US GAAP; consolidated)	4Q07	FY 2007
Estimated Operating Margin (%)	8 - 9%	4 - 5%

Income Before Income Taxes

(US GAAP; consolidated)	4Q07	FY 2007
Estimated Pre-Tax Margin (%)	10 - 11%	6 - 7%

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Tax Rate

GOL currently expects an annual effective tax rate in U.S. GAAP of approximately 27%. However, its actual tax rate in both fourth quarter and full year 2007 could differ due to the non-deductibility of certain items for tax purposes.

Weighted Average Shares Outstanding

Share count estimates for calculating basic and diluted earnings per share are:

4Q07		FY 2007
Basic	Diluted	Basic	Diluted
202.3 mm	202.4 mm	200.3 mm	200.4 mm

The number of shares used in our actual earnings per share calculations will likely be different from those stated above.

Capital Expenditures

(US GAAP)	4Q07	FY 2007
Aircraft (R$mm)	250	697
Non-aircraft (R$mm)	60	263
Total	310	960

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru

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and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to seven international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
Ph: (5511) 3169 6967	Edelman; G. Juncadella and M. Smith
E-mail: comcorp@golnaweb.com.br	Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.